Exhibit (d)(1)(ii)

INVESTMENT ADVISORY AGREEMENT

Appendix A
COMPENSATION SCHEDULE
As amended on October 25, 2021
For the services delineated in this Agreement, the Advisor shall receive an investment advisory fee equal to an annualized rate of the average daily net assets of each of the Trust as listed below.  The fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Trust determined in the manner described in the Trust’s Prospectus and Statement of Additional Information.

INVESTMENT ADVISORY FEE
UVA Unconstrained Medium Term Fixed Income ETF	0.25%
UVA Dividend Value ETF	0.75%